RESOLUTION 8 TECHNOLOGIES, INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2022

Resolution 8 Technologies, Inc.
Balance Sheet

	As of December 31:			
	2021		**2022**	
ASSETS				
Current Assets				
Cash & Equivalents	$	8,580	$	99,314
Accounts Receivable	$	5,899	$	0
Prepaid expenses	$	1,450	$	10,500
Total Current Assets	$	15,929	$	109,814
Fixed Assets				
Furniture, Fixtures & Equipment	$	1,945	$	2,834
Total Fixed Assets	$	1,945	$	2,834
TOTAL ASSETS	$	**17,874**	$	**112,648**
LIABILITIES				
Current Liabilities				
Notes Payable - Related Parties	$	215,000	$	436,000
Accounts Payable & Accrued Expenses	$	71,729	$	64,700
Contract Liabilities	$	41,722	$	35,046
Accrued Interest	$	6,285	$	22,541
Total Current Liabilities	$	334,736	$	558,287
Long-Term Liabilities				
Future Equity Obligations	$	1,053,280	$	1,430,242
Total Long-Term Liabilities	$	1,053,280	$	1,430,242
TOTAL LIABILITIES	$	**1,388,016**	$	**1,988,529**
EQUITY				
Common Stock	$	76	$	76
Accumulated Deficit	-$	1,370,218	-$	1,875,957
TOTAL EQUITY	**-$**	**1,370,142**	**-$**	**1,875,881**
TOTAL LIABILITIES AND EQUITY	$	**17,874**	$	**112,648**

Resolution 8 Technologies, Inc.
Income Statement

		For year ended December 31:	
		2021	**2022**
REVENUE			
Sales	$	109,206.00	$ 37,999.94
Refunds & Returns		(1,481.00)	(8,582.03)
Total Revenue		107,725.00	29,417.91
COST OF GOODS SOLD		58,000.00	19,250.00
GROSS PROFIT		49,725.00	10,167.91
OPERATING EXPENSES			
Advertising & Marketing		86,334.00	$51,887.19
General & Administrative		73,888.00	$35,182.04
Depreciation Expense		1,792.00	2,035.75
Engineering & Design Expenses		419,679.00	410,546.00
Total Operating Expenses		581,693.00	$499,650.98
NET OPERATING INCOME		(531,968.00)	(489,483.07)
Interest Expense		(2,583.00)	(16,255.68)
Other income		1,481.00	-
NET INCOME (LOSS)	$	(533,070.00)	$ (505,738.76)

Resolution 8 Technologies, Inc.
Cash Flow Statement

	For year ended December 31:	
	2021	2022
OPERATING ACTIVITIES		
Net Income	$ (533,070)	$ (505,739)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	1,792	2,036
Accounts payable & Accrued Expenses	28,489	-7,029
Accrued Interest	2,583	16,256
Accounts Receivable	-5,899	5,899
Prepaid Expenses	1,750	-9,050
Contract Liabilities	19,924	(6,676)
Cash used by operating activities	(484,431)	(504,303)
INVESTING ACTIVITIES		
Equipment	-	(2,925)
Cash used by investing activities	-	(2,925)
FINANCING ACTIVITIES		
SAFE agreements	241,788	376,962
Issuance of notes payable - related party	105,000	221,000
Cash provided by financing activities	346,788	597,962
NET INCREASE (DECREASE) IN CASH	(137,643)	90,734
CASH AT BEGINNING OF YEAR	146,222	8,580
CASH AT END OF YEAR	$ 8,580	$ 99,314

Resolution 8 Technologies, Inc.
Statement of Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	8,419,375	$ 76	$ -	$ (837,148)	$ (837,072)
Net Income				$ (533,070)	$ (533,070)
ENDING BALANCE, DECEMBER 31, 2021	8,419,375	$ 76	$ -	$ (1,370,218)	$ (1,370,142)
Net Income				$ (505,739)	$ (505,739)
ENDING BALANCE, DECEMBER 31, 2022	8,419,375	$ 76	$ -	$ (1,875,957)	$ (1,875,881)

RESOLUTION 8 TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. Fiscal Year

The Company operates on a December 31st year-end.

2. Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The company has not achieved profitability and its status as a going concern is dependent on continued outside financing.

3. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by providing customers with access to its software platform to fill out personal information in the generation of forms used in connection with divorce proceedings and by providing access to mediation services also connected with divorce proceedings. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users and revenue is recognized upon completion of the online platform and when access to mediation services are provided at which point the Company has fulfilled all obligations.

The Company generally receives payments for access to its platform upfront. The Company recorded contract liabilities in the amounts of $41,722 and $35,046 for unfulfilled performance obligations as of December 31st, 2021 and 2022, respectively. The Company expects to recognize all revenue in the following year.

5. Property and Equipment

The Company's only property and equipment is computers. They are depreciated over a three-year useful life.

6. <u>SAFE Obligations</u>

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2022, the Company had $1,430,242 of SAFE obligations outstanding, with valuation caps of $5,000,000 to $8,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

7. Notes Payable – Related Parties

As of 12/31/22 majority shareholders of the Company had loaned the Company $436,000.